UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Genobank.io Inc.

Legal status of issuer

    Form

    C-Corporation

    Jurisdiction of Incorporation/Organization

    Delaware

    Date of organization

    May 29, 2018

Physical address of issuer

274 Brannan Street, 5th Floor, San Francisco, CA 94107

Website of issuer

https://www.genobank.io/

Name of intermediary through which the offering will be conducted

OpenDeal Portal LLC dba "Republic"

CIK number of intermediary

0001751525

SEC file number of intermediary

007-00167

CRD number, if applicable, of intermediary

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to 2% of the total number of securities sold in the offering.

Type of security offered

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered

100,000

Price (or method for determining price)

$1.00

Target offering amount

$100,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

July 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

The Company currently has two employees.

	Most recent fiscal year-end 2019	Most recent fiscal year-end 2018 (1)
Total Assets	$6,478	$36
Cash & Cash Equivalents	1,027	$36
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$165,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(158,558)	$(14)

(1) The Company was formed on May 29, 2018.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Daniel Uribe
_____
(Signature)

Daniel Uribe
_____
(Name)

Chief Executive Officer, President, Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Uribe
_____
(Signature)

Daniel Uribe
_____
(Name)

Chief Executive Officer, President, Secretary
_____
(Title)

4/28/2020
_____
(Date)

/s/ Everardo Barojas
_____
(Signature)

Everardo Barojas
_____
(Name)

Chief Financial Officer, Treasurer
_____
(Title)

4/28/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)


April 28, 2020

Genobank.io Inc.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)


Genobank.io Inc. ("**Genobank**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The minimum target offering is $100,000 (the "**Target Amount**"). The Company intends to raise at least the Target Amount and up to $1,070,000 under Regulation CF from Investors in the offering of Securities described in this Form C/A (this **"Offering"**). This Offering is being conducted under Regulation CF on a best-efforts basis, and the Company must raise an amount equal to or greater than the Target Amount by July 31, 2020 (the "**Offering Deadline**"). Unless the Company raises at least the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary's, OpenDeal Portal LLC dba Republic (the "**Intermediary**"), portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any of the Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any document(s) or literature related to this Offering.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update

publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.genobank.io/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/genobank-io

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate this Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Genobank.io is a Delaware corporation incorporated on May 29, 2018.

The Company is located at 274 Brannan Street, 5th Floor, San Francisco, CA 94107.

The Company's website is https://www.genobank.io/.

The Company conducts business in the United States of America, Canada, and Mexico.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/genobank-io and is attached as Exhibit D to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of Units of Crowd SAFE being Offered	$100,000
Total Units of Crowd SAFEs Outstanding after Offering (if minimum amount reached)	100,000*
Maximum Amount of Units of Crowd SAFE being Offered	$1,070,000
Total Units of Crowd SAFEs Outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase Price Per Security	$1.00+
Minimum Investment Amount Per Investor	$100
Offering Deadline	July 31, 2020

Use of Proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

*The total number of Units of Crowd SAFE outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ Subject to adjustment in the Company's sole discretion.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the 6% fee shown here, the Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to

the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of our platform is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have, and superior expertise in research and development and marketing approved mobile health apps and may be better equipped than us to develop and commercialize mobile health apps. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, and the likelihood that our mobile health app will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Daniel Uribe, our founder, Chief Executive Officer, President and Secretary. We are also dependent upon Everado Barojas, our Chief Financial Officer. The Company has or intends to enter into employment agreements with Daniel Uribe and Everado Barojas although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Daniel Uribe, Everado Barojas, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain ***key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our management team has limited experience in the blockchain and healthcare industries and has not managed a business with similar risks and challenges specific to our business.

Because we have limited expertise in the blockchain and healthcare industries, members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay

or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, the sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including bugs and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain

access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company that anticipates significant sales in the U.S., this healthcare reform legislation could have a material impact on us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will-ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that alter what costs consumers need to pay out of pocket for healthcare, or what consumers or other participants in the healthcare industry may be financially incentivized for, could adversely affect our business and results of operations.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), the European Union's General Data Protection Regulation (GDPR) and the State of California's Consumer Privacy Act (CCPA) regulate the confidentiality and security of sensitive personal information about our customers and employees (PII) in the countries where we operate, and the circumstances under which such information may be collected, used, retained, processed and transferred of personally identifiable information. Much of the personal data that we process, especially health and financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

More generally, regulatory scrutiny of privacy, data protection, collection, use and sharing of data is growing globally. There is uncertainty associated with the legal and regulatory environment around privacy and data protection laws,

which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing. Privacy and data protection laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance or require us to change our business practices in a manner adverse to our business, and violations of privacy and data protection-related laws can result in significant penalties and damage to our brand and business. In addition, compliance with inconsistent privacy laws may restrict our ability to provide products and services to our customers. A determination that there have been violations of privacy or data protection laws could expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

In addition to posting on our websites and in our products our privacy policies and practices regarding the collection, use and disclosure of user data, we plan to actively promote our commitment to and leadership in data governance standards and technology that protects our member's data privacy. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable regulatory requirements or orders, or privacy, data protection, information security or consumer protection-related privacy laws and regulations in one or more jurisdictions could result in proceedings or actions against us by governmental entities or others, including class action privacy litigation in certain jurisdictions, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. Further, if our members or customers were to reduce their use of our products and services as a result of these concerns, our business could be materially harmed. As noted above, we are also subject to the possibility of security and privacy breaches, which themselves may result in a violation of these privacy laws.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Compliance with the Anti-Kickback Statute and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including the U.S. Food and Drug Administration, Office of Inspector General, Department of Justice ("DOJ") and Federal Trade Commission. The DOJ and the U.S. Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act, particularly as it relates to the conduct of pharmaceutical companies. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Regarding the Anti-Kickback Statute in particular, any assertion that our business activities constitute knowingly and willfully offering or paying any remuneration to induce the referral of an individual to another person or entity for the furnishing of any item or service, or to induce the purchasing or ordering of such item or service, payable in whole or in part by Medicare or Medicaid, could require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor,

wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the viability of the mobile health app or other products developed by the Company, possibly affecting an investment in the Securities in a material and adverse manner

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The regulatory regime governing blockchain technologies, cryptocurrencies, and digital assets is uncertain, and new regulations or policies may adversely affect the development of our product.

Regulation of digital assets is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Such regulation varies significantly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance, or take other actions, which may severely impact the permissibility of our product, and the technology behind it. Failure by the Company to comply with any laws, rules, and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The slowing or stopping of the development or acceptance of blockchain networks would have an adverse effect on the successful development of our product. The growth of the blockchain industry in general is subject to a high degree of uncertainty.

Breakthroughs in the field of cryptography could create significant weaknesses in security for blockchain-based technologies.

Cryptography is evolving and there can be no guarantee of security at all times. Advancement in cryptography technologies and techniques, including, but not limited to, code cracking, and the development of artificial intelligence and/or quantum computers, could be identified as risks to all cryptography-based systems, including some implementations of components of our product. The security of the Company and our product cannot be guaranteed as the future of cryptography or security innovations is unpredictable.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the

United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the

Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit E.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any preferred stock holders, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide-mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Legal Matters

Any prospective Investor should consult with their own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

BUSINESS

Description of the Business

Over the years, there has been a significant increase in demand for personalized medicine and individual health data. During this time, the costs associated with the delivery of medical data has gone down, creating a market opportunity for new delivery systems and secure ways to protect personal medical data. Genobank.io seeks to offer a solution for both of these needs and capitalize on this market opportunity. Genobank allows users to track and establish ownership of their genetic information, which is referred to in this Form C/A as BioData, as private property through the use of blockchain technology. Corporations and research facilities can use Genobank to reach out to users with specific genetic markers and invite them to participate in hyper targeted research programs. Users who choose to participate in research programs are compensated for sharing their BioData. Genobank charges a small fee every time users share their BioData (except when donating BioData to, or inheriting BioData from, close relatives). We use the income generated from the fees to continuously improve the security and decentralization of our blockchain network.

Business Plan

The Company's Products and/or Services

Product / Service	Description	Current Market
Incrypto Privacy-preserving Saliva DNA Extraction Kit	First ever incognito saliva DNA/RNA extraction kit	Direct to Consumer Genetic Test, Clinical Trial Recruitment Services, Privacy-preserving Ancestry Companies.
Incrypto Privacy-preserving Family Saliva DNA extraction Kit	First ever incognito saliva DNA/RNA extraction kit for Families, it includes a minimum of 3 sample tubes or swabs.	Direct to Consumer Genetic Test, Clinical Trial Recruitment Services, Privacy-preserving Ancestry, Companies.
Incrypto Privacy-preserving DNA extraction kits Vending Machine (ATM).	A vending machine or kiosk to purchase DNA test kits using only QR codes and a pin code to preserve user's privacy.	Direct to Consumer Genetic Test, Clinical Trial Recruitment Services, Privacy-preserving Ancestry, Nutrigenomics Companies.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors such 23&me, AncestryDNA, MyHerritage, Nebula Genomics & LunaDNA.

Several key competitors in the marketplace have taken advantage of the lower overhead costs of direct to consumer DNA extraction kits. However, in order to use these products, consumers have to agree to give these companies control over how their BioData is sold and used. Genobank.io's Incrypto(tm) DNA extraction kit allows consumers to retain the rights to their BioData, dictate how that BioData is used and benefit from any sales of their BioData. We have found that most of the people who visit our website are 18 to 45-year-old demographics who are concerned about their privacy, but are interested in gaining insight from their DNA data.

Customer Base

We sell our products on the directly to consumers. Our product is focused on people or demographics that are concerned about privacy but still want to be a part of the genomic revolution. Privacy has been at the forefront of consumers' minds in recent years thanks to growing questions about how personal individual data is collected, used and safeguarded. Our product is specifically designed for users who were considering getting a DNA test and decided against it because of concerns relating to how their private BioData may be used, exploited and stored.

Supply Chain

We rely on outside suppliers for all of our manufacturing supplies, parts, and components. Although we believe that we could develop alternative sources of supply for most of these components within a reasonable period of time, there can be no assurance that, in the future, our current or alternative sources will be able to meet all of our demands on a

timely basis. Unavailability of necessary components could require us to re-engineer our products to accommodate available substitutions which could increase costs to us and/or have a material adverse effect on manufacturing schedules, product performance, and market acceptance. In addition, an uncorrected defect or supplier's variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products. We might not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all. If we fail to obtain a supplier for the components of our products, our operations could be disrupted.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
16428700	ANONYMOUS DNA/RNA BIOSPECIMEN TRACKING PROCESS, ANONYMOUS DNA/RNA BIOSPECIMEN TRACKING SYSTEM, AND AN ANONYMOUS DNA/RNA BIOSPECIMEN EXTRACTION KIT THAT UTILIZES PUBLIC KEY INFRASTRUCTURE, ASYMMETRIC ENCRYPTION AND BLOCKCHAIN TO RELATE, CLAIM OWNERSHIP, CONSENT TO USE, AND KEEP TRACK OF CORRESPONDING DATA SETS	Patent	05/31/2018	Pending	US
62878585	PRIVACY-PROTECTING DNA/RNA/MICROBIOME TEST KIT KIOSK AND LOCKER THAT PAIRS TO AND STORES RESULTS DATA IN PRIVATE DIGITAL WALLET	Provisional Patent	06/25/2019	Pending	US
62/936166	ANONYMOUS DNA/RNA BIOSPECIMEN TRACKING PROCESS FOR HUMAN FAMILIES TO USE AN ANONYMOUS DNA/RNA BIOSPECIMEN EXTRACTION KIT THAT UTILIZES PUBLIC KEY INFRASTRUCTURE (PKI), ASYMMETRIC ENCRYPTION, NON-FUNGIBLE-TOKENS (NFT) ON A PUBLIC BLOCKCHAIN TO CREATE A SELF-SOVEREIGN DIGITAL DNA FINGERPRINT FOR EACH DNA DONOR, RELATE, CLAIM OWNERSHIP, CONSENT TO USE, ESTABLISH BIOLOGICAL RELATIONSHIP BETWEEN	Provisional Patent	11/15/2019	Pending	US

	DONORS, AND KEEP TRACK OF CORRESPONDING MULTI-OMICS DATA SETS.				
88344176	INCRYPTO SALIVA DNA EXTRACTION KIT	Service Mark	03/18/2019	05/29/2019	US
87750068	GENOBANK.IO	Trademark	01/10/2018	11/23/2018	US
88367501	"OUTSMARTING GENOMICS WITH PRIVACY"	Service Mark	04/02/2019	07/16/2019	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

We plan to use the proceeds from this Offering to market our products, perform research, development, and clinical trials, and expand our team.

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting the Offering expenses will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$6,000	6%	$64,200
Campaign Marketing Expenses or Related Reimbursement	4%	$4,000	4%	$42,800
Salaries and Wages	33%	$33,000	33%	$353,100
Legal Fees	5%	$5,000	5%	$53,500
Private Cloud/Storage Services, Sequencing Lab Services and Software Development	42%	$42,000	42%	449,400
Business Development and Partnerships	10%	$10,000	10%	$107,000
Total	100%	$100,000	100%	$1,070,000

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Generally, we intend to use the proceeds from this Offering in the following ways:

Campaign Marketing Expenses or Related Reimbursement :

We intend to use 4% of the proceeds from this Offering to print publicity materials, purchase advertising and pay our marketing team's salaries.

Salaries and Wages

We intend to use 33% of the proceeds from this Offering to hire software developers and engineers to continue building and maintain our secure and privacy-preserving platform.

Legal Fees

We intend to use 5% of the proceeds from this Offering to hire legal advisers to provide ongoing representation.

Private Cloud/Storage Services, Sequencing Lab Services and Software Development

We intend to use 42% of the proceeds from this Offering to partner with privacy-preserving cloud service providers, certified DNA sequencing labs and specialized Software development firms to enhance our product.

<u>Business Development and Partnerships</u>

We intend to use 10% of the proceeds from this Offering to subsidize our initial individual privacy-preserving DNA test kit for our business to business pilot programs. These pilot programs will be targeted at preventive healthcare clinics and clinical trial recruitment companies.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Daniel Uribe	Chief Executive Officer/Director	2018-2019: Chief Executive Officer and Director of Genobank.io 2004-2018: the Chief Executive Officer of United IT Consultants, Inc.	MBA, IPADE Business School; BS in Electronic and Communications Engineering
Everardo Barojas	Vice President of Engineering	2018-2019: Vice President of Engineering of Genobank.io 2016-Present: Founder of Prescrypto.com	PhD Candidate, Computer Science, UNAM; MS in Electrical and Electronic Engineering, UNAM; BS in Mechatronics Engineering

Indemnification

Indemnification is authorized by the Company to officers and directors and their agents acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Common Stock
Amount Outstanding	7,100,000 shares
Par Value per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Not applicable
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Security	Approximately 71%

Type of Security	SAFE
Amount Outstanding/Face Value	$50,000
Issue Date	February 24, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to (i) $50,000 divided by (ii) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by 75%.

In connection with the conversion of this SAFE, the investor will enter into a "Pro Rata Right Agreement" with the Company, which will allow the investor to purchase a pro rata share of securities sold by the Company in subsequent private placements. |
| How this security may limit, dilute or qualify the Securities | Not applicable |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | Approximately 0.9% (1) |

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$10,000
Issue Date	February 28, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to (i) $10,000 divided by (ii) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by 70%. In connection with the conversion of this SAFE, the investor will enter into a "Pro Rata Right Agreement" with the Company, which will allow the investor to purchase a pro rata share of securities sold by the Company in subsequent private placements.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.2% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$25,000
Issue Date	March 20, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to (i) $25,000 divided by (ii) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by 75%. In connection with the conversion of this SAFE, the investor will enter into a "Pro Rata Right Agreement" with the Company, which will allow the investor to purchase a pro rata share of securities sold by the Company in subsequent private placements.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.5% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$10,000
Issue Date	April 12, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to $10,000 divided by whichever of the following results in a greater number of shares of Safe Preferred Stock: (y) (i) $7,000,000 divided by (ii) all shares of capital stock issued and outstanding, including this SAFE, other SAFEs, convertible promissory notes, other convertible debt instruments, convertible securities that have the right to convert into shares of capital stock, issued and outstanding Options (as defined in the SAFE), Promised Options (as defined in the SAFE), and all shares of capital stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options under any equity incentive or similar Company plan; or (z) (i) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by (ii) 75%.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.2% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; (iv) the price per share of the Standard Preferred Stock sold in the such financing multiplied by 75% results in the greater number of shares of Safe Preferred Stock; and (v) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$10,000
Issue Date	May 3, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to (i) $10,000 divided by (ii) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by 80%. In connection with the conversion of this SAFE, the investor will enter into a "Pro Rata Right Agreement" with the Company, which will allow the investor to purchase a pro rata share of securities sold by the Company in subsequent private placements.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.2% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$25,000
Issue Date	May 5, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to (i) $25,000 divided by (ii) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by 75%. In connection with the conversion of this SAFE, the investor will enter into a "Pro Rata Right Agreement" with the Company, which will allow the investor to purchase a pro rata share of securities sold by the Company in subsequent private placements.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.5% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$10,000
Issue Date	October 9, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to (i) $10,000 divided by (ii) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by 80%. In connection with the conversion of this SAFE, the investor will enter into a "Pro Rata Right Agreement" with the Company, which will allow the investor to purchase a pro rata share of securities sold by the Company in subsequent private placements.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.2% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$50,000
Issue Date	October 24, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to (i) $50,000 divided by (ii) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by 60%. In connection with the conversion of this SAFE, the investor will enter into a "Pro Rata Right Agreement" with the Company, which will allow the investor to purchase a pro rata share of securities sold by the Company in subsequent private placements.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 1.2% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$25,000
Issue Date	October 31, 2019
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, into a number of shares of Safe Preferred Stock (as defined in the SAFE) equal to (i) $25,000 divided by (ii) the price per share of the Standard Preferred Stock (as defined in the SAFE) sold in the such financing multiplied by 75%. In connection with the conversion of this SAFE, the investor will enter into a "Pro Rata Right Agreement" with the Company, which will allow the investor to purchase a pro rata share of securities sold by the Company in subsequent private placements.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.5% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the Standard Preferred Stock is $1.00; and (iv) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

The Company has no debt outstanding.

Ownership

A majority of the Company is owned by Daniel Uribe.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Number and type/class of security held	Percentage ownership
Daniel Uribe	5,100,000 shares of common stock	71.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Genobank.io (the "**Company**") was incorporated on May 29, 2018 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company allows users to track and establish ownership of their BioData as private property.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash comes from loans and the issuance of securities.

As of April 21, 2020, the Company had an aggregate of $51,341.34 in cash and cash equivalents.

At the moment the Company has runway through August 31, 2020. The Company also has access to emergency funding if necessary.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the near future.

Valuation

The Company has been ascribed a valuation of $10,000,000.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used
SAFE	$215,000	9 SAFEs	Develop DNAWallet & ATM prototypes, Develop the 3 patents, crowdfunding campaign and Marketing Materials	2/24/2019; 2/28/2019; 3/20/2019; 4/12/2019 5/3/2019; 5/5/2019; 10/9/2019; 10/24/2019; & 10/31/2019	Reg D 506(b)

On April 28, 2020 the Company conducted an intermediate closing of the Offering, locking in $202,074 of investment commitments and drawing down approximately $101,000 of the proceeds. The Company has reserved but has not issued the Securities due to those Purchasers as i) such Purchasers may contribute additional capital to the Offering and ii) pursuant to the terms of the Offering, if a Form C-W is filed, the Company will not issue the Securities and return all proceeds drawn down. The Company will complete the sale of all Securities as of the Offering Deadline.

See the section titled "CAPITALIZATION AND OWNERSHIP" for more information regarding the securities issued in our previous offerings of securities

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $100,000 (the "**Target Amount**"), and is offering up to $1,070,000 (the "**Maximum Amount**") worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Amount by July 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to end or extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at the Company's discretion.

In order to purchase the Securities you must make a commitment to purchase by completing a subscription agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment at any time until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first, using the cancellation mechanism provided by the OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Target Amount is reached prior to the Offering Deadline, on such date (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b)), the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until the 48 hours before the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline. The Company may only conduct another close before the Offering Deadline if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The Offering is being made through the Intermediary. Upon the closing of the Offering, the Securities will be delivered to accepted Investors via email, and made available to Investors on the Intermediary's portal. The Securities will not be delivered to the Investors until the Intermediary has had time to complete a final account of the Offering and the subscription agreement(s).

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The following two fields below set forth the compensation to be paid to the Intermediary in connection with the Offering.

Commission/Fees

6.0% of the amount raised in this Offering.

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd SAFE agreement in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.00001 per share, of which 7,100,000 shares of common stock will be issued and outstanding.

Not Currently Equity Interests

The Securities are not equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company greater than $5,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such Equity Financing except (1) they do not provide for the right to vote on any matters except as required by law, (2) they require holders to vote in accordance with the majority of the new money investors in such future Equity Financing with respect to any such required vote and (3) they do not provide for any inspection or information rights (other than those required by law). The Company has no obligation to convert the Securities in any future financing or at all.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 15%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (as defined below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major**

Investors") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Conversion Rights of Major Investors

Each Major Investor shall have a right to convert, in its sole discretion, any Securities then held by such Major Investor upon the closing of the first Equity Financing into a number of shares of CF Shadow Securities calculated by dividing the aggregate Purchase Amount of the Securities held by such Major Investor by the First Financing Price.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of common stock upon a Dissolution Event, and (iii) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares of CF Shadow Securities to the Investors pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the holders of Securities pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events can dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "Pro-Rata Rights of Major Investors," above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has purchased software development services from United IT Consultants, S.A. de C.V. The Company's Chief Executive Officer has a 50% interest in United IT Consultants, S.A. de C.V.

The Company has made a short term loan to its Chief Executive Officer of $1,619.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "**ESCROW AGENT**") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

GENOBANK. IO INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Genobank.io Inc.
San Jose, California.

We have reviewed the accompanying financial statements of Genobank.io Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 24, 2020
Los Angeles, California

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,027	$	36
Other current assets		1,619		-
Total current assets		**2,646**		**36**
Non current assets				
Property and equipment, net		**3,832**		**-**
Total assets	$	**6,478**	$	**36**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Non Current Liabilities:				
SAFEs note		165,000		-
Total liabilities		**165,000**		**-**
STOCKHOLDERS' EQUITY				
Common stock		71		71
Subscription receivable		(71)		(71)
Additional paid in capital		50		50
Retained earnings/(Accumulated Deficit)		(158,572)		(14)
Total Stockholders' equity		**(158,522)**		**36**
Total liabilities and stockholders' equity	$	**6,478**	$	**36**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	94,143	14
Research and development	56,312	-
Sales and marketing	8,103	-
Total operating expenses	158,558	14
Operating income/(loss)	(158,558)	(14)
Interest expense	-	-
Income/(Loss) before provision for income taxes	(158,558)	(14)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (158,558)	$ (14)

See accompanying notes to financial statements.

(in , $US)	Common Stock		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
	Shares	Amount				
Inception (May 29, 2019)	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	(14)	(14)
Issuance of Common Stock	7,100,000	71	(71)	50	-	50
Contribution	-	-	-	-	-	
Balance—December 31, 2018	**7,100,000**	71	$ (71)	$ 50	$ (14)	36
Net income/(loss)	-	-	-	-	(158,558)	(158,558)
Balance—December 31, 2019	**7,100,000**	$ 71	$ (71)	$ 50	$ (158,572)	$ (158,522)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(158,558)	$	(14)
Depreciation		14		
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other current assets		(1,619)		
Net cash provided/(used) by operating activities		**(160,163)**		**(14)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(3,846)		-
Net cash provided/(used) by investing activities		**(3,846)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder contribution		-		50
Issuance of SAFE notes		165,000		-
Net cash provided/(used) by financing activities		**165,000**		**50**
Change in cash, cash equvalents and restricted cash		991		36
Cash, cash equivalents and restricted cash —beginning of year		36		-
Cash, cash equivalents and restricted cash —end of year	$	**1,027**	$	**36**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Genobank.io Inc., was formed on May 24, 2018 ("Inception") in the State of Delaware.   The financial statements of Genobank.io Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, CA.

Genobank.io Inc., is a decentralized platform that enables users to establish ownership, store, process & control of their Genomic data by using our Blockchain enabled and patent pending "In Crypto Saliva DNA extraction Kit". After receiving your saliva sample stored our FDA approved kit, we'll process it in a CLIA certified Lab within US to obtain your DNA data and deposit the resulting files into a personal, safe data container that will be encrypted using your private key, so only the owner of that secret can read the data.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Restricted cash

Restricted cash is that portion of cash that is set aside for a specific purpose and is not available for general business use on an immediate basis. This cash is held on a special account (escrow account) and it pertains to fundraising from crowdfunding campaign, and it remain separate from the rest of the company's cash and cash equivalent.

Income Taxes

Genobank.io. Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a

component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and

will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets and liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Other Current Assets consist of:				
Due from Daniel Uribe Benitez	$	1,619	$	-
Total Other Current Assets	**$**	**1,619**	**$**	**-**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000, shares of our common stock with par value of $0.00001. As of December 31, 2019, 7,100,000 shares of common stock are issued and outstanding for a consideration of $71.

DEBT

Convertible SAFEs Notes

During 2019, the company received money in the amount of $165,000 from investors in the form of SAFEs notes that will later be converted into Preferred Stock. If there is a Liquidity Event before the termination of this Safe, the company will automatically issue to the investor a number of Safe Preferred Stock equal to the purchase amount divided by the discounted price. As of December 31, 2019, the SAFE has not yet converted to equity. The entire notes have been classified as non-current.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (44,789)	$ (4)
Valuation Allowance	44,789	4
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (44,797)	$ (4)
Valuation Allowance	44,797	4
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $158,572. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company

immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018 the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018 the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

6.   RELATED PARTY

As of December 31, 2019, the company has a receivable from its founder and CEO Daniel Uribe Benitez in the amount of $1,619.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Operating lease

 During 2019, the company entered into a 6 months rental contract with CColab44 America Inc. for shared workplace for $333 per month. In 2019, rental expense incurred was in the amount of $ 1,310.

During 2019, the company entered into a month to month rental contract with Ace Parking for parking lots. In 2019, rental expenses incurred in the amount of $ 840.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 24, 2020, the date the financial statements were available to be issued.

Genobank.io has received on April 21st, 2020 an equity free $50,000.00 grant in order to incentivize the use of EOSIO Blockchain Technology in the next 6 to 12 months with no ownership conditions.

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by July 31, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has accumulated deficit of $158,222 and limited liquid assets with just $1,027 of cash as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

EXHIBIT D
Offering Page found on Intermediary's Portal.



Company Name	Genobank.io

Logo	

Headline	Giving you control of your DNA

Cover photo	

**Hero
Image**



Tags   Latinx Founders, Immigrant Founders, Science, B2C, Data, Healthcare

**Pitch
text**

Summary

- World's first incognito & encrypted DNA extraction kit
- Patent pending user owned & controlled DNA data wallet
- Partnership with Oasis Labs to create privacy-first cloud DNA platform
- Addressing a $20 Billion direct-to-consumer & enterprise market
- Led and advised by data privacy, blockchain and DNA research experts
- Client-side encryption that allows Genobank.io to be non-custodial
- Genobank.io selected to be at "Meet the Drapers" Season 3

Problem

Our DNA data is being abused

DNA data is very important, since it encodes not only our blueprint, but that of our family and children. The continuing privacy and the security of people's genetic data, both immediately, and into the long term, is of paramount importance.

Today, consumers unknowingly forfeit ownership of their DNA to home DNA testing companies, Big Pharma and other third parties.










This has led to the commoditization of DNA and allows our DNA data to be bought and sold by third parties just like traditional data; but unlike your password or credit card number, your DNA cannot be changed. 65% of people willing to take a DNA test have expressed privacy concerns, with almost all expressing concerns with the idea of any company owning their genomic profile.

Every year, drugmakers like GlaxoSmithKline, Procter & Gamble and Pfizer spend millions to obtain records from testing companies. Although these deals are legal, user consent is obtained unethically through confusing terms and conditions and weak privacy policies. After sold to Big Pharma, our DNA is utilized for medical research and accelerating data-driven drug discovery. Although this is a positive result of the Genomic Revolution, our DNA is licensed and sold without our knowledge or benefit.

Solution

Genobank.io: providing an incognito and secure way to store DNA data

Genobank is the first privacy-preserving personal DNA Kit that guarantees consumers complete ownership and control over their DNA. Our patent pending technology leverages blockchain and differential privacy to anonymize your DNA data while making it available for analysis. Your datasets are then stored inside an encrypted DNA Wallet that is only accessible to you. (private data capsule).



Incrypto™ The World's First Privacy-Preserving DNA Kit

For the first time ever, consumers can have their DNA tokenized and stored with confidence with our patent pending technology. This will allow users to enforce privacy laws by allowing them to check 3rd party DNA databases for unauthorized copies of their DNA data. Even if the data is de-identified (SNPs matching).

They can also control who they share data with by selecting from a series of verified scientific and medical facilities, and can be rewarded with tokens by participating in clinical trials or health studies.

Product

Virtually unhackable, decentralized and encrypted to protect your DNA data

Since there is only one private DNA Wallet per user, third parties will never have access to your DNA data without your explicit consent (digital signature). Only you can grant/revoke access and modify/delete biodata & records. YOU are in control!

Individual users and Families will have the option to create a unique DNA fingerprint, receive results for early disease identification, participate in clinical trials, get advice from a Genetic Counselor, donate your data to accelerate scientific discoveries and in the near

future track a serialized set of your RNA data to see how it changes over time (epigenetics).







1. **Setup 'DNA Wallet'** - Your DNA Wallet will be used to securely store and access your Genetic map. Each user has their own wallet that is only accessible with a private pin code.

2. **Submit DNA** - We send a saliva collection kit for you to submit your biospecimen and ship it back to an approved lab. Each lab is reviewed and certified to insure they abide by our privacy policies. Each tube is referenced with the unique address (QR Code) of your personal DNA Wallet.

3. **Sequencing** - The lab receives your biospecimen and sequences your DNA.,

4. **Tokenization** - A unique ID is created as a **Non-fungible-token (NFT)** and recorded into the blockchain. Throughout this process, you're registered as exclusive owner of your DNA data. (Patent pending).

5. **Access -** Your encrypted DNA data is made available through your personal Wallet. No one will ever have unauthorized access to these records (not even GenoBank.io)

6. **Sharing (optional)** - This feature requires your explicit consent to be used and is turned off by default. Our platform hosts genetic counselors, bioinformaticians and data scientists that can request access for these types of projects. Pharmaceutical companies can also inquire to rent your data for commercial use.

Traction

Working with trusted partners to secure your data

In order to ensure we create the most secure platform for our users, GenoBank has partnered with Oasis Labs, a blockchain platform providing top-notch privacy for user data. Oasis Labs has developed new 'privacy preserving' cloud that makes medical information more easily shared and accessible to researchers while preserving privacy using enclaves (SGX).



Currently Genobank.io has more than 400 users in the waiting list, including more than 20 member our own families.

We are currently in beta with RIO, a chain of health clinics that serve approximately 1000 patients a month. The beta started in Q4 of 2019 with 7 clinics. We developed a Co-Branded DNA kit (White-label) with the objective of helping patients receive a polygenic risk score related to Type 2 familial diabetes based our advisors Prof. Karol Estrada's research.

With our investors support, we will invest enough efforts to reach our first 2000 to 3000 users by the end of 2020.

Customers

Protecting our customers

GenoBank has a variety of customers, ranging from individual users and families interested in sequencing their DNA and explore their genetic traits to the data scientists who require genomic information to best process and understand new data-driven drugs, treatments and disease. Our goal is to provide a safe, privacy-preserving platform for users to sequence and share their DNA and collaborate with the scientific community to achieve the Genomic Revolution together!



Business Model

Genobank.io aims to become the first privacy-preserving DNA test provider that treats its users as data partners and enable other companies to launch their own branded DNA Test Kits.

Sources of Revenue:

1. Direct-to-consumer model: Selling Privacy-preserving DNA kits online & via kiosks at drug stores, wellness and fitness centers, airports, malls, etc

2. Enterprise model: Selling a White Label version of our DNA kits and platform to health clinics, genetic counselors, nutritionists and hospitals. (Any company that needs temporary access to DNA data from their clients to personalize a service without being a custodian of it). Genobank allows health clinics and hospitals launch their own branded DNA test kits.

Market

+$20 Billion market opportunity



"95% percent of Digital Human DNA data is about to be created".
Prof. Carlos Bustamante, PhD Stanford U.

The global direct-to-consumer genetic testing (DTC-GT) market is forecast to grow steadily to be worth over US$1bn by 2020. Genetic Testing Market size is estimated to exceed USD 25 billion by 2025 and it's predicted that 15% of the world's population will have had their genome sequenced willing to take them 65% have expressed considered privacy concerns, with almost all expressing concerns with a company owning their genomic profile.



We believe the most important driver to escale over 100 Million users are:

Data privacy, scientific accuracy, and to create an appropriate digital ecosystem to support any psychological impact appropriately (Privacy-preserving communication channel with Genetic Counselors).

Competition

A first to market, only player in this space

GenoBank.io is the only option available that has 3 patents (pending) over decentralized DNA data management platforms, designed to protect your DNA data and identity. We use blockchain at its full potential by registering your DNA data as a unique digital asset also known as a non-fungible-token (NFT). This grants you exclusive ownership over it.



COMPARISON TABLE	GENOBank.io	23&ME	Ancestry DNA	Helix	Nebula	LUNADNA
Privacy-by-design Architecture aligned with GDPR & CCPA	✓	✗	✗	✗	✓	?
Patent Pending Blockchian based traceability for the BioSample kit (Saliva, Microbiome, Blood, etc)	✓	✗	✗	✗	✗	✗
Distributed Private Storage Container per user	✓	✗	✗	✗	✗	✗
Data protection through proxy re-encryption (Military grade)	✓	✗	✗	✗	✗	✗
Data Buyers can **buy data directly to Data Owners**	✓	✗	✗	✗	✓	✗
Data Owners receive **SEC Approved Security Tokens** when Sharing WGS/WES (when approved)	✓	✗	✗	✗	✗	✓
Data Aggreation based on **specific phenotypes/variants** (only if approved by each data owner)	✓	?	?	✓	✓	✓
AI & Machine Learning Compatible (when data aggragated)	✓	✓	✓	✓	✓	✓
Can Integrate with **IoT Devices** (Wearables)	✓	✗	?	✗	✓	?
Privacy preserving P2P encrypted messaging system to communicate with the Data Owner	✓	✗	?	✗	✗	✗
Data Owners receive a **non-fungible-token as a digital proof of ownership** of their unique genomic variants	✓	✗	✗	✗	✗	✗

Data collected in May 2019.

Unlike existing options, our patent-pending solution allows:

- Pharmaceutical companies now have a process to ethically and systematically rent genetic records directly from the DNA owners.

- Patients suffering from undiagnosed illnesses and diseases now can benefit from finding dna-based clinical trials without risking their identities.

- Our network will protect users from government warrants and legal overrides.

Vision

Democratizing access to Data-Driven Medicine.

By reaching our investment goal, additionally to our privacy-preserving DNA Wallets; GenoBank.io plans to deploy DNA test kit ATMs; This will be world's first DNA test kit that are available for purchase via kiosks. Our machines are patent-pending and will be located at drug stores, airports, malls, wellness and fitness centers, etc. No personal information will be involved when using a kiosk. This will democratize access to DNA test kits while completely protecting user privacy and security. Genobank.io will enable users to sequence their DNA even without a smartphone by using a paper DNA Wallets and PalmID to interact with the platform.



Anonymous DNA ATM





Paper DNA Wallet in lieu of a Smartphone

Investors

Genobank.io has raised today $215,000 USD from angel investors. With this investment we've build out our first working DNA wallet (please visit http://genobank.me) based on one of our 3 patent pending architectures while working with experts in the fields of genomics, privacy laws, distributed cloud/storage platforms and blockchain technologies.

Genobank.io also got funded by Oasis Labs (token funding) as a part of their partner program.

Genobank.io was also selected to be part of Sony Entertainment "Meet The Drapers" Season 3 (aired January 2020).



Founders

Led by data privacy, blockchain and genomics industry experts

FOUNDING TEAM



CEO, DANIEL URIBE

MBA, Serial Entrepreneur | Cybersecurity |
Data Privacy | Blockchain | Bioinformatics
Singularity U EP 2015, Stanford EP 2013.
Linkedin@uribedaniel





EVERARDO BAROJAS

Full Stack & Blockchain Developer
Linkedin@everardo-j-barojas-m-b80610aa



Daniel Uribe, MBA

CEO & Co Founder of Genobank.io, Serial Entrepreneur, Sun Microsystems Alumni, Unix Expert, +15 years experience in Cybersecurity, Cloud Computing; +4 years experience in Blockchain & Smart Contracts. Recently specializes in Privacy Laws, Genomics & Bioinformatics. Holds Bs. Electronics Engineering, MBA from IPADE Business School, Executive Programs @ Stanford GSB, Singularity University; Data Science at Galvanize & RNAseq at EcSeq Bioinformatics GmbH (Berlin).

Everardo Barojas

PhD Candidate, Computer Science, MS in Electrical and Electronic

Founding advisor of this Genobank.io, design and implementation of a RexChain fork to persist encrypted DNA data on a separated storage layer, accessible via a wallet.

Behind the front-end or API, is a platform that houses real time analytics with patient - medic - drug interactions and caters to the pharmaceutical industry, insurance providers and hospital administrators.

Team

	Daniel Uribe, MBA	CEO & Co Founder	MBA, Serial Entrepreneur, Blockchain, Cybersecurity, Bioinformatics & Data Privacy in Genomics expert.
	Everardo Barojas	Blockchain Lead Developer	PhD Candidate & Electrical engineer Everardo Barojas, designs blockchain-based infrastructure specialized in Healthcare and Genomics data.
	Gabriel Manjarrez, MBA	Business Development	MBA, Experienced Founder skilled in Analytics, Product Strategy, Customer Acquisition, P&L Management, and Change Management. Graduated from Stanford University Graduate School of Business.

	Karol Estrada, PhD	Data-Driven Drug Discovery Advisor	Karol Estrada, PhD, is the Director of Statistical Genetics. Focusing on using human genetics for drug target identification and validation. +60 publications in high impact factor journals.
	Isis Eich, PhD	Genomics Advisor (Brazil)	
	Prof. Jochen Kumm, PhD	AI & Bioinformatics Advisor (Stanford)	
	Prof. Daniel Catchpoole, PhD	Biobanking & Blockchain Advisor	Associate Professor at The University of Technology Sydney & Biobanking Expert
	Domingo Guerra	Cybersecurity & Advisor	
	Dulce Villareal	Blockchain Product Advisor	Product Management, Smart Contracts, Non Fungible Tokens, Blockchain Economics, Decentralize Protocols, Fintech, User Research, Business Development, Data Architecture, Data Mining, Sales, Risk, Risk Management, Startups, Mezcal, and Cooking
	Prof. Jose Blanchet, PhD	Machine Learning Advisor	Ph.D. in Management Science and Engineering from Stanford University. Prior to joining MSandE he was a faculty member of Columbia and Harvard University.
	Gisele Waters, PhD	Blockchain & Healthcare Advisor	IEEE Expert Member in the Ethics Certification Program for Autonomous and Intelligent Systems.
	Sukhmen Nijjar	Marketing Advisor	
	Marco Montes Neri	PKI & Digital Wallet Advisor	

 Brankica
Stefanovic

Design &
Branding
Advisor

Perks

$250	Limited edition Investor T-Shirt Special "Investor" Badge in our Genobank.io 's web page.
$500	Limited edition Investor T Shirt with Genobank.io Logo. 1 Anonymous Saliva DNA kit + genotype ($99 USD value).
$1,000	$1,000 Crowd SAFE Private conference call with our CEO + Genobank.io's T Shirt. 2 Anonymous Saliva DNA kit + genotype ($199 USD value).
$2,500	Private conference call with our CEO + Genobank.io's T Shirt. 1 Anonymous Saliva Family DNA kit + genotype ($299 USD value).
$5,000	Dinner with CEO at San Francisco (Fly ticket not included) + Genobank.io's T Shirt 2 Anonymous Saliva Family DNA kit + genotype ($595 USD value).
$10,000	Individual Anonymous Whole Genome Sequence + Dinner with CEO in San Francisco.
$15,000	Private Family (3 members) CLIA Certified Whole Genome Sequence Data + Dinner with CEO in San Francisco.
$25,000	Private Family (up to 5 members) CLIA Certified Whole Genome Sequence Data + Dinner with CEO in San Francisco. An invitation to the closing dinner for Genobank.io's next priced round of equity financing

FAQ

Why should I trust Genobank.io with my DNA?

Actually, You don't have to.
Legacy cloud storage like Dropbox, AWS, Google and all public cloud storage providers have access to your data and can read anything and everything stored within your assigned space.
Our platform is built on top of Web3 architecture, is trustless; not even us as Genobank.io, are able to access or read your DNA data. This is achieved by providing users with their own encrypted and individual DNA Wallet that holds a unique private access/encryption key. Think as a safe box inside a traditional Bank, but digitally.
With your private DNA Wallet, you actually own your sensitive DNA data, decide who has private access to it and can be sure it's stored and shared exactly how you decide.

What is different about Genobank and companies like 23&Me, AncestryDNA, etc?	• Unlike other home DNA testing kit companies, Genobank is decentralized, this means we don't centralize everyone's DNA data in a central database owned by the company at the will of its CEO, waiting to be hacked or sold to the best bidder. In our Network, every participant has its own digital repository and data can only be transacted if the owner of the DNA data authorizes it by digitally signing each transaction. We also leverage from the blockchain technology to create a unique "non-fungible-token" (or NFT) to register each user's unique genetic variants as private digital property. This insured users getting their DNA sequenced with privacy and exclusive ownership over your personal genetic data.
Why Genobank.io uses Non-Fungible-Token to register my DNA in a Blockchain?	Before we can understand non-fungible tokens (aka NFTs), we must first explain what it means to be "fungible".

Fungibility describes whether an item can be interchanged with another identical item. A dollar bill, for example, is fungible: is interchangeable with other dollar bills. Your DNA data must not be treated as fungible.

A non-fungible token (NFT) is a digital asset that is unique (as your DNA), with a traceable history, that distinguishes it from other type of digital tokens. NFTs are created and stored on blockchains, which facilitate direct, peer-to-peer exchange and traceability.

Non-fungible tokens are used to create verifiable digital scarcity, as well as to keep your DNA data ownership. NFTs are used in several specific applications that require unique digital items like crypto-collectibles, crypto-gaming and for the first time in crypto-DNA. |
| **So, if I use Genobank.io, where is my data stored?** | Currently, Genobank.io is part of the developer community of Oasis Labs which offers data sharing and management solution that allows data providers to retain ownership of their information, set rules for who can use it, and keep data private by using secure enclaves. A secure enclave is a set of software and hardware features that together provide an isolated execution environment to enable a set of strong security guarantees for applications running inside the enclave. Specifically, secure enclaves can provide *confidentiality, integrity*, and *attestation.* *Confidentiality* guarantees that an adversary outside of the enclave cannot inspect the state of execution inside the enclave — even if they compromise the operating system or execute a malicious application on the machine. In other words, confidentiality guarantees that data and code inside the enclave will remain secret at all times. *Integrity* guarantees that an attacker outside of the enclave cannot affect the result of computation inside the enclave (aside from supplying inputs through the defined interface). In other words, integrity ensures correctness of the computation running inside the enclave even if the operating system has been compromised or a user attempts to subvert the execution of the program inside the enclave. Finally, hardware-based *attestation* provides an unforgeable proof that enables a remote party to verify what has run inside the enclave even if they don't have physical access to the machine.

We're also developing a side project that is exploring the potential of using encrypted data on IPFS.io |

I've already have my DNA data from 23&Me, does this mean I can't use Genobank.io?	If you're a 23andMe user, you can download your raw data (.txt file) and request 23andMe to discard your sample/data and close account via the customer care page. In the near future Genobank.io we'll be offering a service to regain control over your DNA Data that has already been shared by 23&me to its partners (e.g. GSK, Genentech, etc) by exercising your rights stipulated in the coming privacy laws as CCPA ("Right to delete your data"). Once downloaded and removed from 23andMe, you can take back ownership of your DNA data by setting up a Genobank.io account, registering your unique variants in the Blockchain with our patent pending technology and upload your 23andMe data to your new private DNA wallet.
What type of DNA Sequencing does Genobank.io offer?	At the begining Genobank.io will offer the two most popular types of service: 1. SNP Genotyping (Similar to legacy DNA companies like 23&Me, etc.) 2. Next Generation Sequencing. (Whole Genome Sequence with 30x Coverage). These services will be provided only by American top certified Laboratories; these companies will have to sign and agree to our privacy-preserving workflows, allowing users to gain access to DNA data using their individual or shared family DNA private Wallet. Currently, we are helping patients receive a polygenic risk score related to Type 2 familial diabetes in our Beta program.
What is the current funding of Genobank.io?	Genobank.io has raised today $215,000 USD from Angel Investors. With this investment we've build out our first working DNA wallet (please visit http://genobank.me) based on one of our 3 patent pending architectures while working with experts in the fields of genomics, privacy laws, distributed cloud/storage platforms and blockchain technologies. Genobank.io also got funded by Oasis Labs (token funding) as a part of their partner program.
Why should I invest now in Genobank.io?	We're just in the right time to offer the ethical architecture to allow all Humans participate in the Genomics Revolution, two main reasons: Price: Before 2017 it was very expensive to sequence a complete human DNA map (more than $1,000USD) next year, 2020 this service will cost very similar to a Smart Watch and it's predicted to drop to less than $100 USD in the coming few years. This will drive mass adoption in the next two or three years. We're just in time! By 2025, it's predicted that 1.2 Billion Humans (15% world's population) will have had their genome sequenced, 26 million people have already taken direct-to-consumer genetic tests, and from those willing to take them more than 60% have expressed privacy concerns, with almost all expressing concerns with a company owning their genomic profile. Imagine Facebook, Amazon or Google buying 23andMe... DNA testing companies, private and public are generating DNA centralized databases and pharmaceutical, biotech and research organisations are paying multi-million dollar sums for access or even owning the data; our Privacy-preserving technology can protect all our users from these centralized DNA organisations while providing a secure and direct acquisition channel in which the individual data owners can rent, donate or even sell their data to accelerate new drug discoveries with privacy and retaining ownership over their most sensitive and valuable data, DNA.

Will Genobank ever store personal information about me?	• No, Genobank.io is a pioneer in self-sovereign DNA data Wallets. We will never store or save your personal information, instead of requiring personal information like a physical address, email or phone number, our users will be able to use a PIN code and/or PalmID to purchase a DNA test kit. Users will have a private DNA wallet to receive the corresponding DNA datasets from the laboratories, conduct encrypted private chats with genetic counselors, bioinformaticians, dna-guided clinical trials recruiter, receive and store genomic reports, etc. No personal information is ever involved, just QR codes, a pin number and maybe your PalmID if you'd like.
What is Oasis Labs?	Oasis Labs was Founded in 2018 by Prof. Dawn Song, a MacArthur Fellow and professor at the University of California at Berkeley, Oasis Labs is backed by investors including Andreessen Horowitz, Accel, Binance and many others. Is a next generation privacy-preserving, high-performance cloud computing platform on blockchain. We chose to build on the Oasis Labs platform because it insures total privacy and exclusive ownership from the moment we receive your specimen. For more information, please visit Oasis Labs Website
What is Differential Privacy?	**Differential privacy** is a system for publicly sharing information about a dataset by describing the patterns of groups within the dataset while withholding information about individuals in the dataset. Another way to describe differential privacy is as a constraint on the algorithms used to publish aggregate information about a statistical database which limits the disclosure of private information of records whose information is in the database. For example, differentially private algorithms are used by some government agencies to publish demographic information or other statistical aggregates while ensuring confidentiality of survey responses, and by companies to collect information about user behavior while controlling what is visible even to internal analysts.
What is the description of Enterprise Model (B2B)?	The main idea is to work with organisations that want to generate genomic databases, and enable them to create their own White label DNA extraction kit. Genobank.io acts as a technological layer that sits on top of this process to ensure data owners retain security, privacy and ownership of their DNA datasets, and data consumers have a more efficient and ethical data access model. Think of it as a "White label Privacy-Preserving Swab or Saliva DNA kit as a Service Model".

Genobank.io Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[Purchase Amount] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Genobank.io Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

   (a)   **Equity Financing**.

      (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of

such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of such Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Crowd SAFE; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in such Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, elect to either (1) receive a cash payment equal to the Purchase Amount (subject to the following sentence) or (2) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section 1(b)(i)(1), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving shares of the CF Shadow Series and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by law.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.000001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "**Bankruptcy Code**"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued by the Company.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section4(a)(6) of the Securities Act due to a failure to make timely annual report filings,

(vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such

agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be

final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Major Investor with at least ten (10) business days prior written notice ("**Notice**") of the First Equity Financing, including the price and terms thereof. Following such notice, the Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's securities.

(k)   In the event the Investor is a Major Investor, the Company shall provide the Major Investor with Notice, including the price and terms thereof, of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities**"). The Major Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Major Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

GENOBANK.IO INC.

By: _____
Name: Daniel Uribe
Title: Chief Executive Officer
Address: 274 Brannan Street, 5th Floor, San Francisco, CA 94107
Email: daniel@genobank.io

INVESTOR:

By: _____
Name:

Exhibit A – CF Shadow Series Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Genobank.io Inc., a Delaware corporation (the "*Company*"), and [Investor Name] (the "*Stockholder"*). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows.

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.
   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the

Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Name: Authorized Signatory, OpenDeal
                                                        Portal LLC d/b/a Republic
Date   Date

Genobank.io Video Transcript

My name is Daniel Uribe, CEO and co-founder of Genobank.io. I would like to share a story with you. Two years ago my son was diagnosed with a rare disease caused by a mutation in his DNA. As a parent, I looked to existing solutions and companies for DNA testing and I was upset to find out that through their terms and conditions and privacy policies, they wanted us to either forfeit the ownership of the data of my son or allow them to sell this precious and unique data to big pharma companies. Although this is legal and a very regular practice, I think this is unethical. So I got inspired and created Genobank.io. We created the first privacy preserving DNA kit along with our platform that leverages blockchain technology to allow users to own and control their DNA datasets. Today, only 5 million people have been able to sequence their DNA. By 2030, this number will increase to 100 million. Genobank wants to become the standard for ethical DNA testing around the world. Our patent pending technology uses blockchain to enable exclusive ownership and control over our most sensitive and unique data: our DNA. So if you believe being in control of your DNA data is important, join us as a investor on Republic and with your support, my team and I will work very hard to make this happen. Thank you very much.

Our DNA is the main source of information for the next generation medicine, in the next decade, medicine will be regional, based on your ancestry, will become deeply personal. Researchers & data scientists inside pharma companies needs this biological information as the guide to discover new drugs & treatments; less than 1% of Humans have sequenced their DNA. What is the big challenge? Yes, you're right, our privacy, we already know what happened with Facebook and Google handling our data, we must avoid a Cambridge Analytical phenomena with our DNA. Companies that offer DNA saliva kits are closing big private collaboration deals with big pharma companies with a static consent, after signing away your rights, you cannot delete or modify your DNA data is theirs. In Genobank.io, we designed an encrypted personal wallet, that gives absolute control and ownership of DNA by using blockchain, basically you're represented by an address in our network & DNA data will be preserved in a unique data container for each customer, like an individual data body to preserve privacy; you'll have the freedom to upload, process, edit, delete, share, sell, donate, eradicate or even inherit your data for your future generations. We use smart contracts as the base line for new electronic consents that can change over time as transactions. The idea is that you can connect your data to the genomic revolution with control, transparency and traceability for generations. Welcome to the CryptoDNA World.